           As filed with the Securities and Exchange Commission on June 10, 2004
                                                     Registration No. 333-111402


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           -------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
                              SSP SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    33-0757190
     -------------------------------                 ----------------------
     (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                  Identification Number)

                              17861 CARTWRIGHT ROAD
                            IRVINE, CALIFORNIA 92614
                                 (949) 851-1085
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                            -------------------------
                               MARVIN J. WINKLER,
                     CO-CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               SSP SOLUTIONS, INC.
                              17861 CARTWRIGHT ROAD
                            IRVINE, CALIFORNIA 92614
                                 (949) 851-1085
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    COPY TO:
                                GREGG AMBER, ESQ.
                           CRISTY LOMENZO PARKER, ESQ.
                               RUTAN & TUCKER, LLP
                         611 ANTON BOULEVARD, SUITE 1400
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 641-5100
    Approximate date of commencement of proposed sale to public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: | |
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: |X|
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | | __________
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | | _____
    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: | |

                                AMENDMENT PURPOSE

         This post-effective amendment no. 1 to Form S-3 is being filed pursuant to Rule 462(d) solely for the purpose of updating the exhibit index contained in
Item 16 of Part II of this registration statement on Form S-3.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 16. EXHIBITS.

Exhibit No.              Description
-----------              -----------

     4.1 Securities Purchase Agreement dated as of November 19, 2003 among SSP Solutions, Inc. and the investors named in Exhibit A thereto (1)

     4.2 Form of Series A-1 Warrant dated as of November 19, 2003 issued by SSP Solutions, Inc. in favor of each investor named in Exhibit A to the Securities Purchase Agreement of even date therewith (1)

     4.3 Form of Series A-2 Warrant dated as of November 19, 2003 issued by SSP Solutions, Inc. in favor of each investor named in Exhibit A to the Securities Purchase Agreement of even date therewith (1)

     4.4 Registration Rights Agreement dated as of November 19, 2003 among SSP Solutions, Inc. and each investor named in Exhibit A thereto (1)

     4.5 Form of Secured Convertible Promissory Note dated November 19, 2003 made by SSP Solutions, Inc. in favor of Richard P. Kiphart, Crestview Capital Fund, L.P. and Crestview Capital Fund II, L.P. in the principal amounts of $1,250,000, $350,000 and $130,000, respectively (issued as retained note that replaces note dated April 16, 2002) (1)

     4.6 Form of Secured Convertible Promissory Note dated November 19, 2003 made by SSP Solutions, Inc. in favor of Richard P. Kiphart, Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P. and Crestview Offshore Fund, Inc. in the principal amounts of $1,000,000, $325,000, $150,000 and $25,000, respectively (issued as additional retained note that has automatic conversion feature triggered by stockholder approval and that replaces note dated April 16, 2002) (1)

     4.7 Form of Warrant to Purchase Common Stock dated November 19, 2003 issued by SSP Solutions, Inc. in favor of Richard P. Kiphart, Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P. and Crestview Offshore Fund, Inc. as to 714,286 shares, 232,143 shares, 107,143 shares and 17,857 shares, respectively (issued in accompaniment with additional retained note that has automatic conversion feature triggered by stockholder approval and that replaces note dated April 16,
                  2002) (1)

     4.8 Warrant dated July 31, 2000, issued by BIZ Interactive Zone, Inc. in favor of Roth Capital Partners, Inc. as to 23,756 shares, assumed by SSP Solutions, Inc. in the acquisition of BIZ Interactive Zone, Inc. (8)

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     4.9          Agreement of Settlement on Stipulated Judgment dated August
                  29, 2003 between SSP Solutions, Inc. and Research Venture, LLC
                  (3)

     4.10 Lease Surrender and Termination Agreement dated August 29, 2003 between SSP Solutions, Inc. and Research Venture, LLC (3)

     4.11 Amended Stipulation for Entry of Judgment dated August 29, 2003 between SSP Solutions, Inc. and Research Venture, LLC (3)

     4.12 Promissory Note dated August 27, 2003, in the amount of $500,000 made by SSP Solutions, Inc. in favor of Richard P. Kiphart, cancelled in payment of exercise price of re-priced warrants (5)

     4.13 Promissory Note dated August 27, 2003, in the amount of $250,000 made by SSP Solutions, Inc. in favor of Crestview Capital Fund II, L.P., cancelled in payment of exercise price of re-priced warrants (5)

     4.14 Bridge Loan Agreement dated September 1, 2003, by and among Richard P. Kiphart, Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P., SDS Merchant Fund, L.P., and SSP Solutions, Inc. in the amount of $1,500,000 (5)

     4.15 Form of 10% Convertible Bridge Notes dated September 1, 2003, September 17, 2003 and October 6, 2003 made by SSP Solutions, Inc. in favor of Richard P. Kiphart, SDS Merchant Fund, L.P., Crestview Capital Fund, L.P., and Crestview Capital Fund II, L.P., respectively, in the principal amounts of $500,000, $750,000, $100,000 and $150,000, respectively (5)

     4.16 Form of Warrants issued with 10% Convertible Bridge Notes dated September 1, 2003, September 17, 2003 and October 6, 2003 made by SSP Solutions, Inc. in favor of Richard P. Kiphart, SDS Merchant Fund, L.P., Crestview Capital Fund, L.P., and Crestview Capital Fund II, L.P., respectively, as to 166,667, 250,000, 33,333 and 50,000 shares of common stock, respectively (5)

     4.17 Forbearance Agreement dated September 1, 2003, made by and among SSP Solutions, Inc. and Richard P. Kiphart, Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P., Crestview Offshore Fund, Inc., Robert Geras and Nefilim Associates, LLC
                  (5)

     4.18 Form of First Amendment to Warrants to Purchase Common Stock (subject to a registration statement) made and entered into as of September 1, 2003, by and between SSP Solutions, Inc., and Richard P. Kiphart, Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P., Crestview Offshore Fund, Inc., Robert Geras and Nefilim Associates, LLC, respectively (5)

     4.19 Form of First Amendment to Warrants to Purchase Common Stock (not subject to a registration statement) made and entered into as of September 1, 2003, by and between SSP Solutions, Inc., and Richard P. Kiphart, Crestview Capital Fund, L.P., and Crestview Capital Fund II, L.P., respectively (5)

     4.20 Placement Agent Agreement dated August 26, 2003, between SSP Solutions, Inc. and Burnham Hill Partners in connection with the sale of Series A Convertible Preferred Stock (5)

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     4.21         Form of Placement Agent Warrants dated as of November 19, 2003 issued by SSP Solutions, Inc. in favor of Burnham Hill Holdings, LLC (as to 800,000 shares of common stock), Hilary Bergman (as to 49,204 shares), Brad Reifler (as to 49,204 shares), Matthew Balk (as to 65,000 shares), Eric Singer (as to 20,681 shares), Hudson Valley Capital Management (as to 50,720 shares), Chris Shufeldt (as to 1,750 shares), Kimball & Cross Investment Management Corp. (as to 5,830 shares), Brian Herman (as to 27,040 shares), Sean Callahan (as to 7,600 shares), Mark Ford (as to 12,960 shares), Daniel Pietro (as to 900 shares), Claude Ware (as to 4,000 shares), James St. Clair (as to 6,000 shares) and Roger Lockhart (as to 1,500 shares)
                  (8)

     4.22 Form of Exchange Agent Warrants dated as of November 19, 2003 issued by SSP Solutions, Inc. in favor of Burnham Hill Holdings, LLC (as to 163,000 shares of common stock), Hilary Bergman (as to 9,599 shares), Brad Reifler (as to 9,599 shares) and Matthew Balk (as to 9,806 shares) (8)

     4.23 Warrant Agreement dated as of June 14, 1999 between Litronic Inc. and BlueStone Capital Partners, L.P. and Pacific Crest Securities Inc. (6)

     4.24 Forbearance Agreement dated March 12, 2003 between SSP Solutions, Inc. and Integral Systems, Inc., effective September 1, 2002 (7)

     4.25 Warrant to Purchase Common Stock dated March 12, 2003 by SSP Solutions, Inc. to Integral Systems, Inc. (7)

     4.26         Special Warrant Offer Materials for Holders of April 2002
                  Warrants (10)

     4.27 Special Warrant Offer Materials for Holders of A-1 Warrants, A-2 Warrants and September 2003 Bridge Warrants (10)

     4.28 Letter dated June 8, 2004 from SSP Solutions, Inc. to Integral Systems, Inc. regarding reduction of warrant exercise price

     5            Opinion of Rutan & Tucker, LLP (9)

     23.1         Consent of Haskell & White LLP, independent auditors (9)

     23.2         Consent of KPMG LLP, independent auditors (9)

     23.3         Consent of Rutan & Tucker, LLP (contained in Exhibit 5) (9)

     24 Power of Attorney (contained on the signature page to the initial filing of this registration statement)
_______________________

     (1) Filed with the Commission on November 21, 2003 as an exhibit to the registrant's current report on Form 8-K for November 17, 2003 and incorporated herein by reference.

     (2) Filed with the Commission on November 4, 2002 as an exhibit to the registrant's current report on Form 8-K for October 23, 2002 and incorporated herein by reference.

     (3) Filed with the Commission on September 9, 2003 as an exhibit to the registrant's current report on Form 8-K for August 27, 2003 and incorporated herein by reference.

     (4) Filed with the Commission on October 8, 2002 as an exhibit to the registrant's current report on Form 8-K for September 27, 2002 and incorporated herein by reference.

     (5) Filed with the Commission on November 19, 2003 as an exhibit to the registrant's quarterly report on Form 10-QSB for September 30, 2003 and incorporated herein by reference.

     (6) Filed as an exhibit to Amendment No. 2 to the registrant's Form S-1 filed with the Commission on May 6, 1999 (registration statement no. 333-72151) and incorporated herein by reference.

     (7) Filed as an exhibit to the initial filing of the registrant's Form 10-K for the year ended December 31, 2002 (file no. 000-26227) and incorporated herein by reference.

     (8) Filed as an exhibit to the initial filing of this registration statement and incorporated herein by reference.

     (9) Filed with the Commission on January 21, 2004 as an exhibit to pre-effective amendment no. 1 to this registration statement and incorporated herein by reference.

     (10) Filed by the registrant with the Commission on June 8, 2004 pursuant to Rule 425 under the Securities Act of 1933 regarding the registrant as the subject corporation and registration statement no. 333-115552 and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on June 9, 2004.

                                         SSP SOLUTIONS, INC.

                                         By:   /s/ MARVIN J. WINKLER
                                            ------------------------------------
                                              Marvin J. Winkler, Co-Chairman and
                                              Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the following capacities on the dates indicated.

                     Name                                          Title                               Date
                     ----                                          -----                               ----
/s/ MARVIN J. WINKLER                           Co-Chairman of the Board, Chief Executive        June 9, 2004
-------------------------------------------     Officer (principal executive officer) and
Marvin J. Winkler                               Director

    *                                           Co-Chairman of the Board, President, Chief       June 9, 2004
-------------------------------------------     Operating Officer, Secretary and Director
Kris Shah

    *                                           Executive Vice President and                     June 9, 2004
-------------------------------------------     Chief Financial Officer
Thomas E. Schiff                                (principal financial and accounting
                                                officer)

    *                                           Director                                         June 9, 2004
-------------------------------------------
Gregg Amber

    *                                           Director                                         June 9, 2004
-------------------------------------------
Ron R. Goldie

                                                Director                                         June 9, 2004
-------------------------------------------
David A. Janes

* By:  /s/ MARVIN J. WINKLER
       -------------------------------------
       Marvin J. Winkler, Attorney-in-Fact


       INDEX TO EXHIBITS ATTACHED TO THIS POST-EFFECTIVE AMENDMENT

Exhibit No.       Description
-----------       -----------

     4.28 Letter dated June 8, 2004 from SSP Solutions, Inc. to Integral Systems, Inc. regarding reduction of warrant exercise price